EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces retirement of James Watkins from board of directors

NEW YORK, Dec. 19, 2016 – Global Sources Ltd. (NASDAQ: GSOL) announced Mr. James Watkins, an independent director and a member of the Company’s audit and compensation committees, will be retiring from the board of directors with effect from Jan. 1, 2017. Global Sources’ independent director Mr. Michael Scown will be appointed as a new member of the Company’s audit committee, in replacement of Mr. Watkins, with effect from Jan. 1, 2017.

Global Sources’ executive chairman, Merle A. Hinrich, said: “James Watkins has served as a director since 2005, and his deep legal and corporate governance experience and expertise have been invaluable to the board as well as to the audit committee. On behalf of our board of directors, I wish to extend our sincerest gratitude to James for his significant contributions to the Company over the past years, and we wish him the very best.”

In his communications with the board, Mr. Watkins stated that his resignation is for personal retirement reasons and not due to any disagreements or company-related issues. At the present time, the Company does not intend to fill Mr. Watkins’ vacated position on the board.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.